Exhibit 99.1

ADVANCED ACCELERATOR APPLICATIONS

Société Anonyme au capital de 7.855.621,10 Euros

 Siège Social : 20, rue Diesel – 01630 SAINT GENIS POUILLY

RCS BOURG-EN-BRESSE 441 417 110

Interpretation of the original French text

for the convenience of AAA Shareholders

Agenda of the annual shareholder meeting at May 26, 2016

Ordinary Shareholder Meeting:

-	Presentation of the report on the financial statements of the year ended at December 31, 2015 prepared by the Board of Directors;

-	Reading of the report prepared by the auditors on the financial statements of the year ended at December 31, 2015;

-	Presentation of the complementary reports prepared by the Board of Directors on the use of the delegations of powers granted in the course of extraordinary shareholder meetings and of the corresponding additional reports of the auditors and a summary on how these delegations of powers were used;

-	Approval of the 2015 annual financial statements of AAA S.A. (i.e. the French entity) and discharge of the Board members;

-	Allocation of the 2015 net result of AAA S.A.;

-	Reading of the Statutory Auditors’ special report on agreements governed by articles L 225-38 and L 225-42 of the French Commercial Code and request for their approval;

-	Reading of the general report of the Statutory Auditors on the consolidated financial statements of AAA for the year ended at December 31, 2015 and request for their approval;

-	Election of Board Members;

-	Determination of the compensation of the Board of Directors for the year 2016;

-	Authorization to conclude all required administrative formalities.

Extraordinary Shareholder Meeting:

-	Delegation of authority to be granted to the Board of Directors to issue detachable warrants with waiver of the preferential right of subscription of shareholders for the benefit of the non-executive members of the Board of Directors;

-	Delegation of authority to be granted to the Board of Directors to issue ordinary shares with waiver of the shareholders’ preferential subscription right to the benefit of the former owners of BioSynthema Inc. as per contractual obligations of the Sale and Purchase Agreement of May 20, 2010 in case certain milestones in the development and commercialization of Lutathera will be achieved.

-	Delegation of authority to be granted to the Board of Directors in order to increase the Company’s share capital by way of issuing ordinary shares or any security giving access to the Company’s share capital with waiver of the shareholders’ preferential subscription right.

-	Delegation of authority to be granted to the Board of Directors for the purpose of issuing ordinary shares or any security giving access to the Company’s share capital with waiver of the shareholders’ preferential subscription right to the benefit of members of the Company's saving plan.

-	Global maximum aggregate amount of the issuances that could be completed pursuant to the delegations granted in resolutions one, two, three and four.

-	Authorization to conclude all required administrative formalities.

ADVANCED ACCELERATOR APPLICATIONS

Société Anonyme au capital de 7.855.621,10 Euros

Siège Social : 20, rue Diesel – 01630 SAINT GENIS POUILLY

RCS BOURG-EN-BRESSE 441 417 110

Interpretation of the original French text

for the convenience of AAA Shareholders

RESOLUTIONS TO BE TAKEN IN THE COURSE OF THE

ANNUAL SHAREHOLDER MEETING ON MAY 26, 2016

***

RESOLUTIONS TO BE TAKEN IN THE COURSE OF THE ORDINARY SHAREHOLDER MEETING

1st resolution (Approval of the accounts of AAA S.A, i.e. the French entity, of the financial year ended at December 31, 2015 and full discharge of the Board of Directors)

The Assembly, deliberating in compliance with the quorum and majority conditions required for ordinary general meetings, after having taken notice of:

-	The report of the Board of Directors;

-	The report of the Statutory Auditors,

Decides to approve the 2015 accounts, namely the balance sheet, the profit and loss statement and the notes to the financial statements ended at December 31, 2015, as presented together and showing a net loss of 6’563’188 Euros, and the transactions recorded therein and summarized in these reports.

Furthermore, the Shareholders, in application of Article 223 quarter of the French General Tax code, also take note that no costs and expenses that are not deductible as per article 39-4 of the same code were realized.

Therefore, the Shareholder meeting gives full discharge to all the Board Members regarding the financial year 2015.

2nd resolution (Allocation of the 2015 net result of AAA S.A.)

The Shareholder meeting, deliberating in compliance with the quorum and majority conditions required for ordinary general meetings, approves the proposal of the Board of Directors to allocate the net loss of 6’563’188 Euros of the financial year 2015 as follows:

Legal reserve on 31.12.2014	375’751 Euros
Accumulate deficit on 31.12.2014	- 8’994’334 Euros
Financial result 31.12.2015	-6’563’188 Euros

Allocation of Financial result to legal reserve:

To legal reserve	375’751 Euros
To Accumulated deficit	-15’557’522 Euros
Total	-15’181’771 Euros

Shareholders also take note that no dividends have been paid in the previous three financial years.

3rd resolution (Reading of the Statutory Auditors’ special report on agreements governed by articles L 225-38 and L 225-42 of the Commercial Code and request for their approval)

The Assembly, deliberating in compliance with the quorum and majority conditions required for ordinary general meetings, after having taken notice of the special report of the Statutory Auditors on the use of the conventions as indicated in article L 225-38 and subsequent of the French Commercial code and L 225-42 alinéa 4 of the French Commercial code,

Decides to approve the conclusions of the said report and the related agreements referred to herein.

4th resolution (Reading of the general report of the Statutory Auditors on the consolidated AAA accounts of the financial year ended at December 31, 2015 and request for their approval)

The Assembly, deliberating in compliance with the quorum and majority conditions required for ordinary general meetings, after having taken notice of the general report of the Statutory Auditors on the consolidated accounts 2015

Decides to approve the consolidated accounts as presented and which show a net loss of 17’000’906 Euros.

5th resolution (Election of Board Members – Stefano Buono)

The Assembly, deliberating in compliance with the quorum and majority conditions required for ordinary general meetings, approves the proposition of the Board to reelect as a Board Member Stefano Buono for the duration of one (1) year. The term expires when shareholders are asked, in the ordinary annual shareholder meeting, to approve the AAA accounts of the financial year 2016.

6th resolution (Election of Board Members – Claudio Costamagna)

The Assembly, deliberating in compliance with the quorum and majority conditions required for ordinary general meetings, approves the proposition of the Board to reelect as a Board Member Claudio Costamagna for the duration of one (1) year. The term expires when shareholders are asked, in the ordinary annual shareholder meeting, to approve the AAA accounts of the financial year 2016.

7th resolution (Election of Board Members – Kapil Dhingra)

The Assembly, deliberating in compliance with the quorum and majority conditions required for ordinary general meetings, approves the proposition of the Board to reelect as a Board Member Kapil Dhingra for the duration of one (1) year. The term expires when shareholders are asked, in the ordinary annual shareholder meeting, to approve the AAA accounts of the financial year 2016.

8th resolution (Election of Board Members – Steven Gannon)

The Assembly, deliberating in compliance with the quorum and majority conditions required for ordinary general meetings, approves the proposition of the Board to reelect as a Board Member Steven Gannon for the duration of one (1) year. The term expires when shareholders are asked, in the ordinary annual shareholder meeting, to approve the AAA accounts of the financial year 2016.

9th resolution (Election of Board Members – Yvonne Greenstreet)

The Assembly, deliberating in compliance with the quorum and majority conditions required for ordinary general meetings, approves the proposition of the Board to reelect as a Board Member Yvonne Greenstreet for the duration of one (1) year. The term expires when shareholders are asked, in the ordinary annual shareholder meeting, to approve the AAA accounts of the financial year 2016.

10th resolution (Election of Board Members – Christian Merle)

The Assembly, deliberating in compliance with the quorum and majority conditions required for ordinary general meetings, approves the proposition of the Board to reelect as a Board Member Christian Merle for the duration of one (1) year. The term expires when shareholders are asked, in the ordinary annual shareholder meeting, to approve the AAA accounts of the financial year 2016.

11th resolution (Election of Board Members – Leopoldo Zambeletti)

The Assembly, deliberating in compliance with the quorum and majority conditions required for ordinary general meetings, approves the proposition of the Board to reelect as a Board Member Leopoldo Zambeletti for the duration of one (1) year. The term expires when shareholders are asked, in the ordinary annual shareholder meeting, to approve the AAA accounts of the financial year 2016.

12th resolution (Election of Board Members – François Nader)

The Assembly, deliberating in compliance with the quorum and majority conditions required for ordinary general meetings, approves the proposition of the Board to elect as a Board Member François Nader for the duration of one (1) year. The term expires when shareholders are asked, in the ordinary annual shareholder meeting, to approve the AAA accounts of the financial year 2016.

13th resolution (Determination of the overall compensation of the Board of Directors)

The Assembly, deliberating in compliance with the quorum and majority conditions required for ordinary general meetings, approves a total compensation in the form of attendance fees (“jeton de presence”) of 695'000 Euros for the financial year 2016, to be shared by Board Members who are not part of AAA Management.

14th resolution (Authorization to conclude all required administrative formalities)

The Assembly, deliberating in compliance with the quorum and majority conditions required for ordinary general meetings authorizes the Board or Management to do all this is legally necessary to have the above resolutions correctly registered.

The Board of Directors recommends adoption of all 14 resolutions proposed to the ordinary shareholder meeting.

RESOLUTIONS TO BE TAKEN IN THE COURSE OF THE EXTRAORDINARY SHAREHOLDER MEETING

1rst resolution (Delegation of authority to be granted to the Board of Directors to issue detachable warrants with cancellation of the preferential right of subscription of shareholders for the benefit of the non-executive members of the Board of Directors)

The General Shareholder Meeting, voting under the quorum and majority conditions required for extraordinary general shareholder meetings, after having heard (i) the report of the Company's Board of Directors and (ii) the statutory auditor's special report of the Company,

In accordance with articles L. 225-129-2, L. 225-138 and L. 228-91 et seq. of the French Commercial Code:

Delegates authority to the Board of Directors to issue, in one or more times, a maximum amount of 149’800 warrants which give the right to subscribe to a maximum number of 149’800 of the Company’s shares, equivalent to 0.19% of the Company’s share capital at the present date of this Shareholder meeting, to which will be added the nominal amount of the shares to be issued in order to preserve the rights of holders of securities given access to the Company’s share capital, in compliance with applicable contracts (if any).

Decides that the nominal amount of any share capital increase that may be performed pursuant to this delegation of authority will be deducted from the related global maximum aggregate amount set forth in resolution 5.

Decides that each warrant issued pursuant to this delegation shall give entitlement to subscribe to one (1) Company share with a par value of 0.10 Euro during the exercise period which will be set by the Board of Directors at the time of granting of the warrants and in a manner authorized by law and regulations.

Decides that (i) the subscription price of each warrant shall be determined by the Board of Directors on the date of each issuance of said warrant according to the fair market value of the Company’s shares at such date and that (ii) each warrant shall give right for its holder to subscribe to one (1) Company share on payment of the subscription price by its holder as set by the Board of Directors at the date of issuance of said warrant as follows: The subscription price per share shall not be lower than the average closing price of the last thirty (30) trading days immediately before the grant date.

Decides that the warrants must be exercised within a period of three years from their issuance and that they will lose all validity after this date. However the Board of Directors may shorten this deadline for beneficiaries residing in specific countries wherever such a measure is required to comply with local statutes.

Decides to waive shareholders’ preferential subscription right and to reserve the entire warrants’ subscription to the benefit of a determined category of persons meeting specified characteristics within the meaning of article L. 225-138 of the French Commercial Code, that is to say persons who, at the date of issuance, are non-executive members of the Board of Directors.

Decides that the new shares subscribed by the exercise of warrants shall be subscribed in cash and shall be fully paid-up on their subscription.

Decides that if the subscriptions do not absorb an entire warrant issue, the Board of Directors may either limit the amount of the issue to the amount of subscriptions, or freely share among the beneficiaries all or part of the unsubscribed warrant.

Notes that this decision implies, by right, to the benefit of the beneficiaries of these warrants, an express waiver by shareholders of their preferential right of subscription to the shares which will be issued as and when said warrants are exercised. The capital increase resulting from the exercise of warrants shall be definitively completed by the mere declaration that the warrants have been exercised, accompanied by the subscription form and payment of the subscription price.

Decides that in case of issuance these shares shall be subject to all the statutory provisions applicable to ordinary shares and shall be granted the same rights from the date on which the capital increase is performed.

Sets at eighteen (18) months, from the date of this General Shareholders' Meeting, the duration of this delegation.

Grants all powers to the Board of Directors for the purposes of implementing this delegation and in particular:

-	to fix the list of beneficiaries of the warrant within the category of persons defined above, the number of warrant to allocate to each of them and the corresponding number of shares to which such warrant shall give entitlement, the issue price of warrants and the subscription price of the shares to which the warrant give entitlement in the conditions provided above, the conditions and time limits of subscription and exercise of warrant, their adjustment procedures and, more generally, all the terms and conditions of their issuance and their exercise;

-	to fix the adjustments necessary to preserve the rights of the holders of securities given access to the Company’s share capital, in compliance with applicable contracts (if any);

-	to note the completion of the capital increase resulting from the exercise of warrant;

-	at its sole initiative, to subtract the costs of capital increases from the amount of the premia relating to these increases and to deduct from this amount the necessary sums to bring the legal reserve to one tenth of the new capital amount after each increase;

-	to inform the beneficiaries of warrant, collect subscriptions and payments of the price of new shares issued in exercise of these warrant, record the corresponding capital increases and, generally, to take all appropriate measures, and to carry out any amendments of the articles of Association and necessary formalities;

Acknowledge that, as from this date, this delegation of authority deprives of any effect any previous delegation with the same purpose;

Recalls, finally, that in accordance with articles L. 225-129-5 and R. 225-116 of the French Commercial Code, the Board of Directors shall establish, within a period of fifteen (15) days following each use of this delegation of authority, a supplementary report certified by the statutory auditors, describing the final conditions of the operation.

The Board of Directors recommends adoption of this resolution

2nd resolution (Capital increase related to milestone payment due to former shareholders of BioSynthema Inc.: Delegation of authority to be granted to the Board of Directors to issue ordinary shares with waiver of the shareholders’ preferential subscription right to the benefit of the former shareholders of BioSynthema Inc. as per contractual obligations of the Sale and Purchase Agreement of May 20, 2010 in case certain milestones in the development and commercialization of Lutathera will be achieved.)

The General Shareholder Meeting, voting under the quorum and majority conditions required for extraordinary general shareholder meetings, after having heard (i) the report of the Company's Board of Directors and (ii) the statutory auditor's special report of the Company,

Having recalled that, on May 20, 2010, the Company entered into a sale and purchase agreement for the entire issued share capital of BioSynthema Inc. (“Purchase Agreement”) with all the shareholders of BioSynthema Inc. (“BioSynthema Shareholders”).

Under the Purchase Agreement, the Company agreed to pay BioSynthema Shareholders, as consideration for the purchase of the shares in BioSynthema Inc., an immediate amount of cash and shares, as well as a contingent amount of cash and shares, to be paid depending on the completion of certain milestones in the development and commercialization of Lutathera (clinical trials, marketing authorization and aggregate net sales).

The Company agreed to use all commercial reasonable efforts to extend or renew all corporate approvals and authorizations necessary to issue the contingent shares to the benefit of BioSynthema Shareholders on the date of completion of such milestones, in accordance with the terms of the Purchase Agreement.

To date, the outstanding milestones to be completed are (i) to obtain the marketing authorization for Lutathera from both the Federal Food and Drug Administration (FDA) and the European Medicines Agency (EMA) and (ii) to reach €10 million aggregate net sales of Lutathera with any marketing authorization.

Each of these two milestone payments requires, in addition to a small cash payment, a payment in shares with an aggregated market value of €2.3 million (i.e. €4.6 million for both milestones), which will be allocated to BioSynthema Shareholders according to the ownership in BioSynthema as at the date of the Purchase Agreement.

To this aim, the Shareholders are now asked to approve a delegation of authority granted to the Board of Directors to issue the shares to the benefit of BioSynthema Shareholders if and once the above milestones are completed.

In accordance with articles L. 225-129, L. 225-129-2, L. 225-138 and L. 225-129-5 of the French Commercial Code, the General Shareholder Meeting:

Delegates authority to the Board of Directors to increase, in one or more times, the Company’s share capital, in the amounts and at the times it deems appropriate, in euro or any other currency, and to issue, in one or more times, Company’s shares.

Decides that the Board of Directors may only use this delegation of authority in order to issue shares to the benefit of BioSynthema Shareholders in consideration of the milestones payment due under the Purchase Agreement.

Decides that this delegation of authority to increase the Company’s share capital shall not exceed a maximum aggregate nominal amount of forty thousand euros (€40,000; equivalent to 0.51% of the Company’s share capital at the present date of this Shareholder meeting) or the equivalent in any other currency, it being specified that operations on the Company’s share capital following this Extraordinary General Meeting shall not impact such maximum, to which will be added, the nominal amount of the shares to be issued in order to preserve the rights of holders of securities given access to the Company’s share capital, in compliance with applicable contracts (if any).

Decides that the nominal amount of any share capital increase that may be performed pursuant to this delegation of authority will be deducted from the related global maximum aggregate amount set forth in resolution 5:

Decides to waive shareholders’ preferential subscription right and to reserve the entire shares’ subscription to the benefit of BioSynthema Shareholders, a determined category of persons meeting specified characteristics within the meaning of article L 225-138 of the French Commercial Code.

Decides that the issuance price of the shares (par value and related issuance premium) shall be fixed, at the time of issuance, in a manner authorized by law and regulations, in accordance with the valuation of the contingent shares to be issued to the benefit of BioSynthema Shareholders provided by article 4 of the Purchase Agreement.

Decides that the new shares will be subscribed by means of an offset against the payment owed by the Company to BioSynthema Shareholders upon the completion of the milestones provided by articles 2 and 4 of the Purchase Agreement.

Decides that in case of issuance these shares shall be subject to all the statutory provisions applicable to ordinary shares and shall be granted the same rights from the date on which the capital increase is performed.

Sets at eighteen (18) months, from the date of this General Shareholders' Meeting, the duration during which the Board of Directors may perform the issuance of shares.

Grants all powers to the Board of Directors for the purposes of implementing this delegation and in particular:

-	to fix the list of beneficiaries of the shares within the category of persons defined above and the number of shares to allocate to each of them, within the limits described above;

-	to fix the amount of share capital increase, the subscription price of the shares in compliance with the conditions described above and more generally, all the terms and conditions of their subscription and issuance;

-	to acknowledge subscription and payment of the new shares, completion of the capital increase by means of off-set against the payment owed by the Company to BioSynthema Shareholders and to record the corresponding capital increase;

-	to fix the adjustments necessary to preserve the rights of the holders of securities given access to the Company’s share capital, in compliance with applicable contracts (if any);

-	more generally, to take all appropriate measures, and to carry out any amendments of the articles of association and necessary formalities;

Acknowledge that, as from this date, this delegation of authority deprives of any effect any previous delegation with the same purpose;

Recalls, finally, that in accordance with articles L. 225-129-5 and R. 225-116 of the French Commercial Code, the Board of Directors shall establish, within a period of fifteen (15) days following each use of this delegation of authority, a supplementary report certified by the statutory auditors, describing the final conditions of the operation;

The Board of Directors recommends adoption of this resolution

3rd resolution (Delegation of authority to be granted to the Board of Directors to issue ordinary shares or any security giving access to the Company’s share capital with waiver of the shareholders’ preferential subscription right to the benefit of a category of persons comprising shareholders of companies targeted for acquisition in the biotech or related business sectors)

The General Shareholder Meeting, voting under the quorum and majority conditions required for extraordinary general shareholders’ meetings, after having heard (i) the report of the Company's Board of Directors and (ii) the statutory auditor's special report of the Company,

In accordance with articles L. 225-129, L. 225-129-2, L. 225-138, L. 228-91 an seq. and L. 225-129-5 of the French Commercial Code:

Delegates authority to the Board of Directors to increase, in one or more times, the Company’s share capital, in the amounts and at the times it deems appropriate, in euro or any other currency, and to issue, in one or more times, (i) Company’s shares or (ii) securities giving access to the Company’s share capital which are (x) equity securities giving access to other equity securities or debt securities and/or (y) equity securities giving access to equity securities to be issued (including in particular warrants) (the “Securities”);

Decides that the Board of Directors may only use this delegation of authority in order to issue shares or Securities to the benefit of a category of persons comprising shareholders of companies targeted for acquisition in the biotech or related business sectors in consideration for the sale of their interests in such companies;

Decides that this delegation of authority to increase the Company’s share capital shall not exceed a maximum aggregate nominal amount of one million two hundred thousand euros (€ 1,200,000; equivalent to 15.28% of the Company’s share capital at the present date of this Shareholder meeting), or the equivalent in any other currency, it being specified that operations on the Company’s share capital following this Extraordinary General Meeting shall not impact such maximum, to which will be added, the nominal amount of the shares to be issued in order to preserve the rights of holders of securities giving access to the Company’s share capital, in compliance with applicable contracts (if any);

Decides that the issuance of debt securities pursuant to this delegation of authority shall not exceed a maximum aggregate nominal amount of 100 million euros (€ 100,000,000), or the equivalent in any other currency;

Decides that the nominal amount of any share capital increase that may be performed pursuant to this delegation of authority will be deducted from the related global maximum aggregate amount set forth in the  resolution 5.

Decides to waive the shareholders’ preferential subscription right to the issued shares or Securities and to reserve the entire shares and/or Securities subscription to the benefit of shareholders of companies targeted for acquisition in the biotech or related business sectors, a determined category of persons meeting specified characteristics within the meaning of article L 225-138 of the French Commercial Code.

Acknowledge that, pursuant to article L. 225-132 of the French Commercial Code, this delegation of authority shall waive the shareholders’ preferential subscription right related to the shares to be issued in connection with the Securities to the benefit of the Securities holders.

Decides that the issuance price of the shares or Securities (par value and related issuance premium) shall be fixed, at the time of issuance, in a manner authorized by law and regulations, in accordance with usual market practice resulting from customary valuation methods applied in acquisitions of biotech or similar companies arising out of negotiations with the relevant beneficiaries of the shares or Securities to be issued.

Decides that, in case of issuance, the new shares or Securities will be subscribed by the shareholders of companies targeted for acquisition in the biotech or related business by means of off-set against the payment to be received from the Company upon the sale of their shares in the relevant targeted company.

Decides that, in case of issuance, these shares, or the shares issued in connection with the Securities, shall be subject to all the statutory provisions applicable to ordinary shares and shall be granted the same rights from the date on which the capital increase is performed.

Sets at eighteen (18) months, from the date of this General Shareholders' Meeting, the duration during which the Board of Directors may perform the issuance of shares or Securities.

Grants all powers to the Board of Directors for the purposes of implementing this delegation and in particular:

-	to fix the list of beneficiaries of the shares or Securities within the category of persons defined above and the number of shares or Securities to allocate to each of them, within the limits described above;

-	to fix the amount of share capital increase, the subscription price of the shares or Securities, in compliance with the conditions described above and more generally, all the terms and conditions of their subscription and issuance;

-	to acknowledge subscription and payment of the shares or Securities, completion of the capital increase by means of off-set against the payment owed by the Company to the shareholders of targeted companies and to record the corresponding capital increase;

-	to fix the adjustments necessary to preserve the rights of the holders of securities given access to the Company’s share capital, in compliance with applicable contracts (if any);

-	more generally, to take all appropriate measures, and to carry out any amendments of the articles of association and necessary formalities;

Acknowledge that, as from this date, this delegation of authority deprives of any effect any previous delegation with the same purpose;

Recalls, finally, that in accordance with articles L. 225-129-5 and R. 225-116 of the French Commercial Code, the Board of Directors shall establish, within a period of fifteen (15) days following each use of this delegation of authority, a supplementary report certified by the statutory auditors, describing the final conditions of the operation.

The Board of Directors recommends adoption of this resolution

4th resolution (Delegation of authority to be granted to the Board of Directors for the purpose of issuing ordinary shares or any security giving access to the Company’s share capital with waiver of the shareholders’ preferential subscription right to the benefit of members of the Company's saving plan)

The General Shareholders' Meeting, voting under the quorum and majority conditions required for extraordinary general shareholders' meetings, after having heard (i) the report of the Company's Board of Directors and (ii) the statutory auditor's special report of the Company,

In accordance with articles L. 225-129-2, L. 225-129-6 and L. 225-138-1 of the French Commercial Code and articles L. 3332-1 to L. 3332-9 and L. 3332-18 to L. 3332-24 of the French Labor Code:

Delegates to the Board of Directors the authority to decide, in one or more times, in the amounts and at the times it deems appropriate, to increase the Company's share capital, by a maximum nominal amount of eighty thousand euros (€80,000; equivalent to 1.02% of the Company’s capital at the date of this shareholder meeting) to which will be added the nominal amount of the shares to be issued in order to preserve the rights of holders of securities given access to the Company’s share capital, in compliance with applicable contracts (if any), by issuing shares or securities giving access to capital reserved for members of one or more employee savings plan (or any other plan for which the articles L. 3332-1 and following of the French Labor Code or any law or regulation would allow to book a capital increase under equivalent conditions), implemented in the Company or an affiliated pursuant to article L. 3344-1 of the French Labor Code;

Decides further that the nominal amount of any issuance of debt securities that may be performed pursuant to this delegation of authority will be deducted from the related global maximum aggregate amount set forth in the resolution 5.

Decides that the unit subscription price of the new shares or the securities giving access to capital will be determined in accordance with applicable laws and regulations;

Decides to waive to the benefit of the above designated beneficiaries persons the shareholders preferential subscription right attached to the shares and securities that give a right to access to the share capital which issuance is subject to this delegation, and acknowledge that this delegation of authority automatically entails, to the benefit of the holders of securities, that give or could give access to the company’s capital and that may be issued pursuant to this delegation of authority, the waiver by the shareholders of their preferential subscription rights to the ordinary shares to which the securities to be issued on the basis of this delegation may provide immediately or in the future entitlement;

Grants full authority on the Board of Directors to implement the present authorization and in particular to:

-	establish, in accordance with legal conditions, the list of the companies from which the beneficiaries indicated above may subscribe for shares or securities giving access to capital so issued;

-	decide that subscriptions may be made directly by the beneficiaries participating in a company savings plan or group (or similar plan), or through mutual fund business investment or other structures or entities permitted by applicable legal or regulatory requirements;

-	determine the conditions, including seniority, as required for the beneficiaries of capital increases:

-	determine the opening and closing dates;

-	determine the amounts of issues to be made under this authorization and in particular determine the emission, dates, deadlines, terms and conditions of subscription, payment, delivery and rights over the securities (retroactive), the price and the reduction rules applicable to the subscriptions and other terms and conditions of the issues in the legal or regulatory restrictions;

-	to fix the adjustments necessary to preserve the rights of the holders of securities given access to the Company’s share capital, in compliance with applicable contracts (if any);

-	in case of issuance of new shares, charge, if any, reserves, profits or share premiums, are required for the release of such shares;

-	to record the completion of the capital increases to the amount of shares actually subscribed;

-	where appropriate to charge the cost of capital increases to the amount of the premia and deduct from this amount the sums necessary to increase the legal reserve to one tenth of the new share capital after each capital increase;

-	conclude all agreements, carry out directly or through an agent, all operations and formalities, including completing the capital increases and amend the Bylaws formalities;

-	in general, to enter into any agreement, in particular to ensure the successful completion of the proposed issues, take all measures and take out all formalities for the issue and listing of securities issued pursuant to this delegation as well as the exercise of the rights attached thereto;

Decides that this delegation is granted to the Board of Directors for a period of 18 months as from the date of the present shareholders meeting;

Acknowledge that, as from this date, this delegation of authority deprives of any effect any previous delegation with the same purpose;

Recalls, finally, that in accordance with articles L. 225-129-5, L. 225-138 and R. 225-116 of the French Commercial Code, the Board of Directors shall establish, within a period of fifteen (15) days following each use of this delegation of authority, a supplementary report certified by the statutory auditors, describing the final conditions of the operation.

The Board of Directors recommends rejection of this resolution

5th resolution (Global maximum aggregate amount of the issuances that could be completed pursuant to the delegations granted in resolution one, resolution two, resolution three and resolution four)

The General Shareholder Meeting, voting under the quorum and majority conditions required for extraordinary general shareholders’ meetings, after having heard (i) the report of the Company's Board of Directors and (ii) the statutory auditor's special report of the Company, decides that:

the maximum global nominal amount of the share capital increases that could be performed, immediately or in the future, pursuant  to resolution one, resolution two, resolution three and resolution four above, must not exceed one million three hundred thirty four thousand nine hundred eighty euros (€1,334,980) or its equivalent in a foreign currency, it being specified that operations on the Company’s share capital following this Extraordinary General Meeting shall not impact such maximum, to which will be added the nominal amount of the shares to be issued in order to preserve the rights of holders of securities giving access to the Company’s share, in compliance with applicable contracts (if any);

the maximum global nominal amount of the debt securities that could be issued pursuant to the delegations granted in resolution three and resolution four above must not exceed 100 million euros (€ 100’000’000) or its equivalent in a foreign currency.

The Board of Directors recommends adoption of this resolution

6th resolution (Authorization to conclude all required administrative formalities)

The General Meeting, acting in accordance with the quorum and majority requirements for Extraordinary General Meetings decides to give all power to any person bearer of a copy of the present, or an abstract to carry out all formalities legally necessary to have the above resolutions correctly registered.

The Board of Directors recommends adoption of this resolution